SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)


            Under the Securities Exchange Act of 1934

                        (Amendment No. 4)


                   PHP HEALTHCARE CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            693344103
                         (CUSIP Number)

                     Mr. Charles H. Robbins
                       7720 Carlton Place
                     McLean, Virginia  22102
                         (703) 550-8145
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                      Lawrence T. Yanowitch
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5601
                         (202) 452-8600

                           May 2, 1997
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

                 (Continued on following pages)

                      (Page 1 of 28 Pages)

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CUSIP No.  693344103          13D                    Page 2 of 28

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Charles H. Robbins

2.   Check the appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]
3.   SEC USE ONLY

4.   Source of Funds

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                      [  ]

6.   Citizenship or Place of Organization

     United States

                        7.    Sole Voting Power
NUMBER OF SHARES
BENEFICIALLY                  1,410,076 shares (see Item 5)
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING
PERSON                        0 shares
WITH
                        9.    Sole Dispositive Power

                              1,410,076 shares (see Item 5)

                        10.   Shared Dispositive Power

                              0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     1,410,076 shares (see Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                    [  ]

13.  Percent of Class Represented by Amount in Row (11)

     12.0%

14.  Type of Reporting Person

     IN

CUSIP No.  693344103          13D                    Page 3 of 28

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Ellen E. Robbins

2.   Check the appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]
3.   SEC USE ONLY

4.   Source of Funds

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                      [  ]

6.   Citizenship or Place of Organization

     United States

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY
OWNED BY                      300,000 shares (see Item 5)
EACH
REPORTING               8.    Shared Voting Power
PERSON
WITH                          0 shares

                        9.    Sole Dispositive Power

                              300,000 shares (see Item 5)

                        10.   Shared Dispositive Power

                              0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     300,000 shares (see Item 5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                    [  ]

13.  Percent of Class Represented by Amount in Row (11)

     2.6%

14.  Type of Reporting Person

     IN

     This Amendment No. 4 is filed by Charles H. Robbins and Ellen E. Robbins (collectively, the "Reporting Persons"), amends and supplements the statement of the Reporting Persons on
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons, relating to Common Stock, par value $.01 per share (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

Item 4.   Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by adding to the information under the caption Employment Agreement the following:

     On May 2, 1997 (and effective as of April 30, 1997), the Issuer and Mr. Robbins amended the Employment Agreement, by entering into Amendment No. 1 to the Employment Agreement ("Amendment No. 1 to the Employment Agreement"), and the Registration Rights Agreement, by entering into Amendment No. 1 to the Registration Rights Agreement ("Amendment No. 1 to the Registration Rights Agreement"). The provisions of Amendment No. 1 to the Employment Agreement and Amendment No. 1 to the Registration Rights Agreement were contingent upon the closing of the sale of 300,000 shares of Common Stock by Mr. Robbins to a trust, under which John W. Kluge is the grantor, by May 7, 1997 (the "Kluge Sale").

     Pursuant to Amendment No. 1 to the Employment Agreement, upon the closing of the Kluge Sale the Put Right for 200,000 shares of Common Stock exercised by Mr. Robbins on April 30th would terminate and the provisions in the Employment Agreement with respect to the Put Right would be deleted. Upon the closing of the Kluge Sale, Mr. Robbins would repay to the Issuer indebtedness incurred pursuant to the Issuer's Executive Loan Program and for the cash value of split value life insurance policies transferred to Mr. Robbins. Amendment No. 1 to the Employment Agreement further modifies the Employment Agreement by amending the transfer provisions of the Employment Agreement such that the Reporting Persons agreed not to, directly or indirectly (subject to certain exceptions) sell, lend, transfer or otherwise dispose of more than 400,000 shares of Common Stock prior to November 1, 1997; provided, that 300,000 of such shares may only be sold in connection with the Kluge Sale.

     Amendment No. 1 to the Registration Rights Agreement extends the termination of the provisions of the Registration Right
Agreement from February 28, 1999 to May 31, 1999.

     On May 2, 1997, Mr. Robbins consummated the Kluge Sale pursuant to the Purchase and Sale Agreement (as defined herein) with the Kluge Trust (as defined herein). As a result, Mr. Robbins' Put Right was terminated and the provisions with respect to the Put Right in the Employment Agreement were deleted.

     The foregoing descriptions of Amendment No. 1 to the Employment Agreement and Amendment No. 1 to the Registration Rights Agreement are qualified in their entirety by the text of Amendment No. 1 to the Employment Agreement and Amendment No. 1 to the Registration Rights Agreement, which are attached hereto as Exhibits 4.1 and 4.2 respectively and are incorporated herein by reference.

     Item 4 is further amended by deleting the information under the caption Alternative Third Party Sale.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by deleting the

information set forth therein in its entirety and substituting in lieu thereof the following:

     (a), (b) Charles H. Robbins beneficially owns 1,410,076 shares of Common Stock, including 526,667 shares which Mr. Robbins can acquire upon the exercise of options granted by the Issuer pursuant to the Stock Option Agreements. The 1,410,076 shares do not, however, include 300,000 shares owned by Ellen E. Robbins, individually and as trustee (as described below) or 139,000 shares beneficially owned by Charles H. Robbins' son, Charles B. Robbins. The 1,410,076 shares beneficially owned by Mr. Robbins represent approximately 12.0% of the outstanding Common Stock of the Issuer. Charles H. Robbins has sole voting and dispositive power with respect to such shares. The filing of this statement by Charles H. Robbins shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Ellen E. Robbins or Charles B. Robbins.

     Ellen E. Robbins, individually and as trustee under trusts established by Charles H. Robbins for the benefit of Caroline H. Robbins and Lee S. Robbins, beneficially owns 300,000 shares of Common Stock, which represent approximately 2.6% of the outstanding Common Stock of the Issuer. Ellen E. Robbins has sole voting and dispositive power with respect to such shares.

The filing of this Schedule 13D by Ellen E. Robbins should not be construed as an admission that she is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Charles H. Robbins or Charles
B. Robbins.

     In the aggregate, Charles H. Robbins and Ellen E. Robbins
(individually and as trustee) beneficially own 1,710,076 shares of Common Stock, which represent approximately 14.6% of the outstanding Common Stock of the Issuer.

     (c) On May 2, 1997, Mr. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (the "Kluge Trust") entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement"). Pursuant to the Purchase and Sale Agreement, on May 2, 1997 Mr. Robbins sold 300,000 shares of Common Stock held by him to the Kluge Trust for a per share purchase price of $13.00 per share and an aggregate purchase price of $3,900,000.

     The foregoing description of the Purchase and Sale Agreement is qualified in its entirety by the text of the Purchase and Sale
Agreement, which is attached hereto as Exhibit 4.3 and is incorporated herein by reference.

     (d), (e)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 and Item 5(c) of this Amendment No. 4.

Item 7.   Items to be Filed as Exhibits

Exhibit   Description

4.1 Amendment No. 1 to the Employment Agreement, dated as of April 30, 1997, by and between PHP Healthcare
          Corporation and Charles H. Robbins

4.2 Amendment No. 1 to the Registration Rights Agreement, dated as of April 30, 1997, by and between PHP Healthcare Corporation, Charles H. Robbins, Ellen E. Robbins, Ellen E. Robbins, Trustee Under Trust Indenture dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor, Ellen E. Robbins, Trustee Under Trust Indenture dated October 1, 1985, FBO Lee S. Robbins, Charles H. Robbins, Grantor and Charles B. Robbins

4.3 Purchase and Sale Agreement, dated May 2, 1997, by and between Chase Manhattan Bank, John W. Kluge & Stuart
          Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge and Charles H. Robbins

                           SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Date:  May 5, 1997

                                   /s/ Charles H. Robbins
                                   Charles H. Robbins





                                   /s/ Ellen E. Robbins
                                   Ellen E. Robbins

                               EXHIBIT INDEX

Exhibit   Description

4.1 Amendment No. 1 to the Employment Agreement, dated as of April 30, 1997, by and between PHP Healthcare Corporation and Charles H.
          Robbins

4.2       Amendment No. 1 to the Registration Rights
          Agreement, dated as of April 30, 1997, by and between PHP Healthcare Corporation, Charles
          H. Robbins, Ellen E. Robbins, Ellen E.
          Robbins, Trustee Under Trust Indenture dated
          October 1, 1985, FBO Caroline H. Robbins,
          Charles H. Robbins, Grantor, Ellen E.
          Robbins, Trustee Under Trust Indenture dated
          October 1, 1985, FBO Lee S. Robbins, Charles
          H. Robbins, Grantor and Charles B. Robbins

4.3       Purchase and Sale Agreement, dated May 2,
          1997, by and between Chase Manhattan Bank,
          John W. Kluge & Stuart Subotnick Trustees U/A
          DTD 5/30/84 As Amended made by and for John
          W. Kluge and Charles H. Robbins